                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   Form 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                     For the Year Ended December 31, 1998

                                      or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the transition period from ____ to ____

                 Commission file number: Midas, Inc. 01-13409


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        MIDAS INTERNATIONAL CORPORATION

                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  MIDAS, INC.
                          1300 Arlington Heights Road
                            Itasca, Illinois 60143

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                        MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES




                           By: /s/ Gerard M. Klaisle
                               -------------------------
                               Gerard M. Klaisle
                               Senior Vice President - Human Resources


Dated: November 4, 1999

                        MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                             Financial Statements

                               December 31, 1998

                  (With Independent Auditors' Report Thereon)

                        MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES


                               Table of Contents

                                                                                                Page
Independent Auditors' Report                                                                     1

Financial Statements
     Statement of Net Assets Available for Benefits
        as of December 31, 1998                                                                  2

     Statement of Changes in Net Assets Available for Benefits
        for the year ended December 31, 1998                                                     3

Notes to Financial Statements                                                                    4

Exhibits:

Exhibit 23.1 - Consent of Independent Public Accountants

                         Independent Auditors' Report


To the Administrative Committee of
  Midas International Corporation
  Retirement Savings Plan for Salaried Employees:

We have audited the accompanying statement of net assets available for benefits of Midas International Corporation Retirement Savings Plan for Salaried Employees as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                              KPMG LLP

September 10, 1999

                       MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                Statement of Net Assets Available for Benefits

                               December 31, 1998

Assets:
  Plan interest in Midas International Corporation
   Defined Contribution Master Trust:
     Conservative Portfolio                                   $   2,548,252
     Moderate Portfolio                                           5,318,949
     Growth Portfolio                                             9,492,768
     Aggressive Growth Portfolio                                 10,422,373
     Fixed Income Fund                                           15,087,704
     Large Cap Fund                                              10,672,989
     Small Cap Fund                                               2,665,782
     International Fund                                           1,603,807
     Midas Stock Fund                                            12,174,463
     Clearing Account                                               132,666
     Participant loans                                              993,964
                                                              -------------

                                                                 71,113,717
                                                              -------------

  Receivables:
   Participant                                                       11,610
   Employer                                                           4,835
                                                              -------------

                                                                     16,445
                                                              -------------

         Net assets available for plan benefits               $  71,130,162
                                                              =============

See accompanying notes to financial statements.

                        MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1998

                                                                            Participant directed investment funds
                                                     -----------------------------------------------------------------------------
                                                                                               Aggressive      Fixed
                                                     Conservative    Moderate      Growth        Growth       Income     Large Cap
                                         Total         Portfolio     Portfolio    Portfolio     Portfolio      Fund        Fund
                                      ------------   ------------   -----------  -----------   -----------   ---------  ----------
Additions to net assets:
  Net investment income from
   Midas International Corporation
   Defined Master Trust               $ 13,014,446        261,201       736,215    1,617,226     1,872,865     804,135   2,372,881
                                      ------------   ------------   -----------  -----------   -----------  ----------  ----------
  Contribution:
   Participant                           1,905,058         69,036       168,988      379,586       454,927     280,025     248,215
   Employer                              1,439,705             16           879        1,057           759       1,242         490
   Rollovers                               682,890             --            --        6,648         8,347          --     110,301
                                      ------------   ------------   -----------  -----------   -----------  ----------  ----------

                                         4,027,653         69,052       169,867      387,291       464,033     281,267     359,006
Transfer from Whitman Corp.
  Retirement Savings Plan               60,108,475      2,035,868     4,527,585    9,195,844     8,314,868  14,260,451   7,802,183

   Loan repayments                           9,971         13,595        31,107      104,113       131,237     102,559      99,424
                                      ------------   ------------   -----------  -----------   -----------  ----------  ----------

         Total additions                77,160,545      2,379,716     5,464,774   11,304,474    10,783,003  15,448,412  10,633,494
                                      ------------   ------------   -----------  -----------   -----------  ----------  ----------

Deductions from net assets:
  Participants' withdrawals              5,873,969        161,161       336,529      828,926       636,679   2,037,429     924,708
  Administrative expenses                  156,414             --            --           --            --          --          --
                                      ------------   ------------   -----------  -----------   -----------  ----------  ----------

         Total deductions                6,030,383        161,161       336,529      828,926       636,679   2,037,429     924,708
                                      ------------   ------------   -----------  -----------   -----------  ----------  ----------
Interfund transfers                             --        329,697       190,704     (982,780)      276,049   1,676,721     964,203
                                      ------------   ------------   -----------  -----------   -----------  ----------  ----------
         Net increase, representing
          balance as of
          December 31, 1998           $ 71,130,162      2,548,252     5,318,949    9,492,768    10,422,373  15,087,704  10,672,989
                                      ============   ============   ===========  ===========   ===========  ==========  ==========

                                        -----------------------------------------------------------------
                                                                      Midas
                                         Small Cap   International    Stock        Clearing       Loan
                                           Fund          Fund         Account       Fund          Fund        Other
                                        ----------   -------------  -----------   ----------   ----------   ---------
Additions to net assets:
  Net investment income from
   Midas International Corporation
   Defined Master Trust                    237,740         296,722    4,586,760           --       72,287     156,414
                                        ----------   -------------  -----------   ----------   ----------   ---------

 Contribution:
   Participant                             110,627          52,888      318,315           --           --    (177,549)
   Employer                                    274             259    1,240,735           --           --     193,994
   Rollovers                                 3,339           8,347      545,908           --           --          --
                                        ----------   -------------  -----------   ----------   ----------   ---------

                                           114,240          61,494    2,104,958           --           --      16,445

Transfer from Whitman Corp
  Retirement Savings Plan                3,070,081       1,619,278    8,200,343           --    1,081,974          --

   Loan repayments                          17,670          13,645       49,867           --     (553,246)         --
                                        ----------   -------------  -----------   ----------   ----------   ---------

         Total additions                 3,439,731       1,991,139   14,941,928           --      601,015     172,859
                                        ----------   -------------  -----------   ----------   ----------   ---------

Deductions from net assets:
  Participants' withdrawals                264,728          66,000      668,314     (132,666)      82,161          --
  Administrative expenses                       --              --           --           --           --     156,414
                                        ----------   -------------  -----------   ----------   ----------   ---------

         Total deductions                  264,728          66,000      668,314     (132,666)      82,161     156,414
                                        ----------   -------------  -----------   ----------   ----------   ---------
Interfund transfers                       (509,221)       (321,332)  (2,099,151)          --      475,110          --
                                        ----------   -------------  -----------   ----------   ----------   ---------

         Net increase, representing
          balance as of
          December 31, 1998              2,665,782       1,603,807   12,174,463      132,666      993,964      16,445
                                        ==========   =============  ===========   ==========   ==========   =========

See accompanying notes to financial statements.

                        MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                         Note to Financial Statements

                               December 31, 1998


(1)  Description of Plan

     The following brief description of the Midas International Corporation Retirement Savings Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

          General

          The Plan is a defined contribution plan, which covers eligible employees of Midas International Corporation (Midas) and those of its subsidiary companies which adopt the Plan, with any company having adopted the Plan along with Midas being considered an employer. Any salaried, sales, or clerical employee who has met limited employment requirements and has elected to participate in the Plan is considered a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Contributions

          Participant contributions are made to the Plan through periodic payroll deductions in amounts ranging from 2% to 10% of total annual cash compensation, in increments of 1%. Participants' contributions made via periodic payroll deductions are matched in equal amounts by employer contributions up to a 6% limit.

          The total annual pretax contributions by a participant are subject to current limitations in accordance with Section 402(g) of the Internal Revenue Code (Code).

          Vesting and Forfeitures

          A participant who was an employee on January 1, 1998 shall be fully vested and have a nonforfeitable right to their accrued benefit in all accounts at all times. A participant who was not yet an employee on January 1, 1998 shall have a vested and nonforfeitable right to their accrued benefit in the manner determined under their Plan as it existed on their termination of employment.

          Plan Termination

          Although it has not expressed any intent to do so, Midas has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

          Participant Accounts

          Each participant's account is credited with the participant's contribution, employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                                       4                             (Continued)

                        MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                         Note to Financial Statements

                               December 31, 1998


          Participant Notes Receivable

          In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans bear interest at the trustee's current prime rate in effect on Monday of the week the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years.

          Payment of Benefits

          On termination of service, a participant may elect to receive the value of their account in either a lump-sum payment, in annual installments over a period of time up to a maximum of 15 years, in the form of an immediate or deferred annuity, or disbursement amounts at their discretion.

          Expenses

          External administrative expenses for the preparation and maintenance of the Plan financial records and participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that the Plan sponsor does not pay those expenses of the Plan.

          Investment Options

          Participants in the Plan have the right to direct that their contributions and account balance are invested in one or more funds designated by the Plan's Administrative Committee as available for investment purposes. As of December 31, 1998, contributions may be invested in the following funds:

          .  Fixed Income Fund
          .  Company Stock Fund
          .  Large Company Fund
          .  Small Company Fund
          .  International Fund
          .  Conservative Portfolio
          .  Moderate Portfolio
          .  Growth Portfolio
          .  Aggressive Growth Portfolio

          Earnings on investments in each of the investment funds are reinvested in the respective funds.

(2)  Summary of Significant Accounting Policies

          Basis of Presentation

          The accompanying financial statements are prepared on the accrual basis of accounting.

                                     5                               (Continued)

                        MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                         Note to Financial Statements

                               December 31, 1998


          Investment Valuation and Income Recognition

          The Trust's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.

          The Trust records investment transactions on a trade date basis.

          Benefits Paid to Participants

          Benefits are recorded when paid.

          Use of Estimates

          The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those estimates.

(3)  Interest in Midas International Corporation Defined Contribution Master
     Trust

     Certain assets of the Plan are in the Midas International Corporation Defined Contribution Master Trust (the Trust) which was established for the investment of assets of the plan and another Midas International Corporation sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Northern Trust Company (the Trustee). The Plan's interest in the net assets of the Trust is based on the individual plan participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 1998, the Plan's interest in the net assets of the Trust was approximately 95%.

                                       6                             (Continued)

                        MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                         Note to Financial Statements

                               December 31, 1998


     The Trust held the following classifications of investments as of December 31, 1998:

                                                       Fair value
                                                      ------------

                    Common stock                     $ 51,677,610
                    Corporate bonds                    20,475,076
                    Participants note receivable        1,164,604
                                                      ------------

                                                     $ 73,317,290
                                                      ============

     As of December 31, 1998, the net assets of the Trust include the above investments and other miscellaneous net assets totaling $74,499,759.

     The Plan's allocated share of the Master Trust's net appreciation in the fair value of investments during the year ended December 31, 1998 was as follows:

                    Conservative Portfolio Fund      $    261,200
                    Moderate Portfolio Fund               736,215
                    Growth Portfolio Fund               1,617,226
                    Aggressive Growth Fund              1,872,865
                    Fixed Income Fund                     804,135
                    Large Cap Fund                      2,372,881
                    Small Cap Fund                        237,740
                    International Fund                    296,722
                    Midas Stock Fund                    6,207,368
                                                      ------------

                    Net appreciation in fair value
                      of investments                 $ 14,406,352
                                                      ============

                                       7                             (Continued)

                        MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                         Notes to Financial Statements

                               December 31, 1998

Information regarding the change in net assets available for benefits by investment fund in the Master Trust for the year ended December 31, 1998 is as follows:


                                                                                            Participant directed investment funds
                                                 ---------------------------------------------------------------------------------
                                                                                           Aggressive     Fixed
                                                  Conservative    Moderate      Growth       Growth       Income       Large Cap
                                      Total        Portfolio      Portfolio    Portfolio    Portfolio      Fund          Fund
                                  -------------  -------------  ------------  -----------  -----------  ------------  ------------
Additions to net assets:
 Net investment income from
  Midas International Corporation
  Defined Master Trust            $  13,367,415        277,117       789,417    1,759,742    2,110,507       828,058     2,537,367
                                  -------------  -------------  ------------  -----------  -----------  ------------  ------------

Contribution:
 Participant                          2,254,222         83,060       185,104      399,645      502,739       319,605       272,432
 Employer                             1,523,213          4,218         6,429       11,749       17,066        17,121         8,602
 Rollovers                              970,997           (513)           --        6,648        8,348       169,172       108,382
                                  -------------  -------------  ------------  -----------  -----------  ------------  ------------

                                      4,748,432         86,765       191,533      418,042      528,153       505,898       389,416

Transfer from Whitman Corp.
 Retirement Savings Plan             62,727,943      2,153,911     4,707,466    9,483,771    8,816,574    14,668,727     7,936,749

Loan repayments                          31,495         14,231        36,410      105,971      143,984       116,619       102,208
                                  -------------  -------------  ------------  -----------  -----------  ------------  ------------

     Total additions                 80,875,285      2,532,024     5,724,826   11,767,526   11,599,218    16,119,302    10,965,740
                                  -------------  -------------  ------------  -----------  -----------  ------------  ------------

Deductions from net assets:
 Participants' withdrawals           (6,212,596)      (198,579)     (403,105)    (900,205)    (858,196)   (2,204,533)   (1,089,340)
 Administrative expenses               (162,930)        (5,783)      (12,675)     (24,523)     (23,701)      (59,578)      (19,708)
                                  -------------  -------------  ------------  -----------  -----------  ------------  ------------

     Total deductions                (6,375,526)      (204,362)     (415,780)    (924,728)    (881,897)   (2,264,111)   (1,109,048)
                                  -------------  -------------  ------------  -----------  -----------  ------------  ------------

Interfund transfers                          --        335,868       224,182     (948,797)     457,610     1,764,970     1,226,834
                                  -------------  -------------  ------------  -----------  -----------  ------------  ------------

     Net increase, representing
      balance as of
      December 31, 1998           $  74,499,759      2,663,530     5,533,228    9,894,001   11,174,931    15,620,161    11,083,526
                                  =============  =============  ============  ===========  ===========  ============  ============


                                     -------------------------------------------------------------------
                                                                        Midas
                                      Small Cap     International       Stock      Clearing      Loan
                                        Fund            Fund           Account      Account      Fund
                                     ------------  ---------------  ------------  ----------  ----------
Additions to net assets:
 Net investment income from
  Midas International Corporation
  Defined Master Trust                    302,248          327,505     4,351,302       4,954      79,198
                                     ------------  ---------------  ------------  ----------  ----------

Contribution:
 Participant                              119,913           59,426       151,001     161,297          --
 Employer                                   3,782            2,468     1,341,040     110,738          --
 Rollovers                                  3,339          113,275       548,631      13,715          --
                                     ------------  ---------------  ------------  ----------  ----------

                                          127,034          175,169     2,040,672     285,750          --

Transfer from Whitman Corp.
 Retirement Savings Plan                3,164,558        1,660,777     8,893,851       1,620   1,239,939

Loan repayments                            23,615           14,442        54,339      33,669    (613,993)
                                     ------------  ---------------  ------------  ----------  ----------

     Total additions                    3,617,455        2,177,893    15,340,164     325,993     705,144
                                     ------------  ---------------  ------------  ----------  ----------

Deductions from net assets:
 Participants' withdrawals               (295,847)         (91,664)     (769,072)    138,485     459,460
 Administrative expenses                   (8,482)          (4,465)      (16,251)     12,236          --
                                     ------------  ---------------  ------------  ----------  ----------

     Total deductions                    (304,329)         (96,129)     (785,323)    150,721     459,460
                                     ------------  ---------------  ------------  ----------  ----------

Interfund transfers                      (498,648)        (424,492)   (2,137,527)         --          --
                                     ------------  ---------------  ------------  ----------  ----------

     Net increase, representing
      balance as of
      December 31, 1998                 2,814,478        1,657,272    12,417,314     476,714   1,164,604
                                     ============  ===============  ============  ==========  ==========

                                    8                                (Continued)

                        MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                         Note to Financial Statements

                               December 31, 1998

     Total Master Trust Investment income consists of $318,563 interest income, $638,142 dividend income, $1,828,529 realized gains, and $10,582,180 unrealized gains.

(4)  Reconciliation to Form 5500

     The financial information provided in the Plan's Form 5500 includes an accrual for benefits payable to participants. This accrual was $133,166 at December 31, 1998.

(5)  Tax Status

     The Company has submitted the Plan and related trust to the Internal Revenue Service for consideration of the Plan's tax status. As of year end, the Company has not obtained a determination letter from the Internal Revenue Service. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan will qualify and the related trust is tax-exempt as of December 31, 1998.

                                       9